Exhibit 99.1

GERDAU S.A.
CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. announces to the market that concluded today, July 31, the sale of its two hydroelectric power plants based in Goias state, in Brazil, for R$ 835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation, as announced to the market in February 14, 2018. The hydroelectric power plants Caçu and Barra dos Coqueiros, that started operations in 2010, have total capacity of 155 MW.

São Paulo, July 31, 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer